FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-34989

iSoftStone Holdings Limited

International Software Plaza

Building 9 Zhongguancun Software Park

No. 8 West Dongbeiwang Road, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

iSoftStone Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated March 3, 2011	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Xiaosong Zhang
Name:	Xiaosong Zhang
Title:	Chief Financial Officer

Date: March 7, 2011

Exhibit 99.1

iSoftStone Reports Unaudited Fourth Quarter and Full Year 2010 Financial Results

BEIJING, China, March 03, 2011 (Business Wire) — iSoftStone Holdings Limited (“iSoftStone,” NYSE: ISS), a leading China-based IT services provider, today reported its unaudited financial results for the fourth quarter and year ended December 31, 2010.

Fourth quarter 2010 financial and operating results

•	Net revenues increased 39.3% to $61.8 million in the fourth quarter 2010 from $44.4 million in the fourth quarter 2009.

•

Gross profit increased 50.6% to $23.4 million in the fourth quarter 2010 from $15.5 million in the fourth quarter 2009, representing an improved gross margin of 37.9% in the fourth quarter 2010 from 35.1% in the fourth quarter 2009.

•

Net loss in the fourth quarter 2010 was $3.9 million mainly due to an expense of $7.4 million from changes in fair value of return rate reset feature and conversion feature of our convertible notes, compared to a net income of $3.3 million in the fourth quarter 2009.

•	Non-GAAP net income(1) increased 61.2% to $8.9 million in the fourth quarter 2010 from $5.5 million in the fourth quarter 2009.

•	Diluted earnings per share (“EPS”) in the fourth quarter 2010 was a loss of $0.02, compared to an income of $0.01 in the fourth quarter 2009.

•	Non-GAAP diluted EPS(1) was $0.02 per diluted share in the fourth quarter 2010 compared to $0.01 per diluted share in the fourth quarter 2009.

•	Each ADS represents 10 ordinary shares.

Year 2010 financial and operating results

•	Net revenues increased 46.6% to $197.0 million in 2010 from $134.4 million in 2009.

•	Gross profit increased 55.0% to $71.3 million in 2010 from $46.0 million in 2009, representing an improved gross margin of 36.2% in 2010 from 34.2% in 2009.

•

Net loss in 2010 was $3.6 million mainly due to an expense of $8.4 million from changes in fair value of return rate reset feature and conversion feature of our convertible notes, compared to a net income of $9.0 million in 2009.

•	Non-GAAP net income(1) increased 46.3% to $19.6 million in 2010 from $13.4 million in 2009.

•	Diluted EPS was a loss of $0.05 in 2010, compared to an income of $0.01 in 2009.

•	Non-GAAP diluted EPS(1) was $0.04 per diluted share in 2010 compared to $0.03 per diluted share in 2009.

•	Each ADS represents 10 ordinary shares.

•	Total number of employees was 9,285 as of December 31, 2010.

Mr. Tianwen Liu, Chairman and CEO of iSoftStone, said, “We are very pleased with our strong operating results and financial performance for the fourth quarter and full year 2010. Our Global+China dual market and multiple service offering strategies yielded positive responses from our clients. Almost all of our top line growth in the year was organic in our targeted industries that include Technology, Communications, BFSI and Energy, and Transportation & Public Sector. Also, our significant historical investments in sales and marketing, delivery platform, service quality and capability, management team, and employees helped drive a remarkable improvement in the quality of our revenues and margins.

“In December 2010, iSoftStone successfully completed its U.S. initial public offering that will enhance our branding, increase customer confidence, improve our access to capital to fund expansions, and, most importantly, help recruit, develop, and retain outstanding talent. While our IPO was a significant milestone, we remain mindful that we are still a young company with many areas for improvement and many challenges ahead of us.

“In 2011, with our proven growth strategy, we will further leverage our established client base, delivery platform, and management team to enable and support our continuing growth and improve our profitability. We also expect to broaden our service offerings through alliances with strategic partners and will consider acquisition opportunities to further enhance our value for shareholders.”

Results of operations for the fourth quarter of 2010

Net revenues

Net revenues increased $17.4 million or 39.3% to $61.8 million in the fourth quarter 2010 from $44.4 million in the fourth quarter 2009. The increase reflects organic growth from existing and new clients in every targeted industry both globally and in China.

Net revenues by service line

We derive net revenues by providing an integrated suite of IT services and solutions, including: (i) IT Services, which primarily includes application development and maintenance, or ADM, as well as R&D services and infrastructure and software services; (ii) Consulting & Solutions; and (iii) Business Process Outsourcing (“BPO”) services. The following table sets forth our net revenues by service line for the periods presented:

In USD’000, except %	2009Q4%		2010Q4%
IT services
ADM	12,750	28.7%	19,568	31.7%
R&D	14,297	32.3%	21,295	34.5%
Infrastructure and software	479	1.1%	3,242	5.2%

IT services total	27,526	62.1%	44,105	71.4%
Consulting & Solutions	13,723	30.9%	14,559	23.6%
BPO services	3,106	7.0%	3,113	5.0%

Total net revenue	44,355	100.0%	61,777	100.0%

Net revenues from IT Services increased $16.6 million or 60.2% to $44.1 million in the fourth quarter 2010 from $27.5 million in the fourth quarter 2009. Net revenues from Consulting & Solutions increased $0.8 million or 6.1% to $14.6 million in the fourth quarter 2010 from $13.7 million in the fourth quarter 2009. Net revenues from BPO services increased 0.2% to $3.1 million in the fourth quarter 2010 from $3.1 million in the fourth quarter 2009.

Net revenues by geographic markets

We classify our net revenues into the following geographic markets: Greater China (which includes China, Taiwan, Hong Kong and Macau) and Global (which includes the United States, Europe, Japan and others) based on the headquarters of our clients. The following table sets forth our net revenues by geographic markets for the periods presented:

In USD’000, except %	2009Q4%		2010Q4%
Greater China	27,635	62.3%	34,972	56.6%
Global:
United States	11,119	25.0%	15,284	24.7%
Europe	1,811	4.1%	5,000	8.1%
Japan	3,678	8.3%	6,487	10.5%
Others	112	0.3%	34	0.1%

Global total	16,720	37.7%	26,805	43.4%

Total net revenue	44,355	100.0%	61,777	100.0%

We have experienced balanced growth across our geographic markets. Our net revenues from Greater China clients increased $7.3 million or 26.5% to $35.0 million in the fourth quarter 2010 from $27.6 million in the fourth quarter 2009. Net revenues from Global clients increased $10.1 million or 60.3% to $26.8 million in the fourth quarter 2010 from $16.7 million in the fourth quarter 2009.

Net revenues by client industry

We have focused on serving clients, both globally and in China, in four target industry verticals, each with large and growing demand for IT services and solutions: technology; communications; BFSI; and energy, transportation and public sector. The following table sets forth our net revenues by client industry for the periods presented:

In USD’000, except %	2009Q4%		2010Q4%
Technology	15,919	35.9%	18,649	30.1%
Communication	14,681	33.1%	23,079	37.4%
BFSI	8,427	19.0%	13,724	22.2%
Energy, transportation and public	3,856	8.7%	3,010	4.9%
Others	1,472	3.3%	3,315	5.4%

Total net revenue	44,355	100.0%	61,777	100.0%

Net revenues from technology clients increased $2.7 million or 17.1% to $18.6 million in the fourth quarter 2010 from $15.9 million in the fourth quarter 2009. Net revenues from communications clients increased $8.4 million or 57.2% to $23.1 million in the fourth quarter 2010 from $14.7 million in the fourth quarter 2009. Net revenues from banking, financial services and insurance clients increased $5.3 million or 62.9% to $13.7 million in the fourth quarter 2010 from $8.4 million in the fourth quarter 2009. Net revenues from energy, transportation and public sector clients decreased $0.8 million or 21.9% to $3.0 million in the fourth quarter 2010 from $3.9 million in the fourth quarter 2009.

Net revenues by key clients

Net revenue from our top five clients totaled $27.8 million or 44.9% of total net revenue in the fourth quarter of 2010, compared to $21.5 million or 48.5% in the fourth quarter of 2009.

Net revenues by pricing method

We provide our services on a time-and-expense basis, a fixed-price basis or, with respect to our certain BPO services, on the basis of volume of work processed for our clients. The following table sets forth our net revenues by pricing method for the periods presented:

In USD’000, except %	2009Q4%		2010Q4%
Time-and-expense basis	20,699	46.7%	22,556	36.5%
Fixed-price basis	20,910	47.1%	39,197	63.4%
Volume basis (BPO)	2,746	6.2%	24	0.1%

Total net revenue	44,355	100.0%	61,777	100.0%

Net revenues from time-and-expenses basis projects increased $1.9 million or 9.0% to $22.6 million in the fourth quarter 2010 from $20.7 million in the fourth quarter 2009. Net revenues from fixed-price basis projects increased $18.3 million or 87.4% to $39.2 million in the fourth quarter 2010 from $20.9 million in the fourth quarter 2009. Net revenues from volume basis decreased $2.7 million or 99.1% to $24,000 in the fourth quarter 2010 from $2.7 million in the fourth quarter 2009.

Cost of revenues, gross profit and gross profit margin

Cost of revenues increased $9.5 million or 33.1% to $38.4 million in the fourth quarter 2010 from $28.8 million in the fourth quarter 2009 primarily due to service delivery employees added to enable and match the growth of our business.

Gross profit increased $7.9 million or 50.6% to $23.4 million in the fourth quarter 2010 from $15.5 million in the fourth quarter 2009. Gross profit margin increased to 37.9% in the fourth quarter 2010 from 35.1% in the fourth quarter 2009 primarily due to changes in our service mix and improvement of efficiency and leverage of government support resulting in lower salary and compensation expenses as a percentage of net revenue, partly offset by pricing pressures for some of our large IT services clients.

Operating expenses

Operating expenses increased $5.2 million or 38.3% to $18.6 million in the fourth quarter 2010 from $13.5 million in the fourth quarter 2009 primarily due to increase of salary and compensation expenses as a result of our continuous investment in management capacity, sales force to support the growth of revenue and research and development activities.

Change in fair value of conversion feature and return rate reset feature of convertible notes

In December 2009 and April 2010, the company issued Series C convertible notes to various holders. Certain terms of our issued convertible notes were determined as embedded derivatives and were carried at fair value in accordance with relevant GAAP. The changes of fair value of these embedded derivatives are recognized in our consolidated statement of operations. The change in fair value of such derivatives embedded in the convertible notes was an expense of $7.4 million in the fourth quarter 2010. There was no such an expense in the fourth quarter 2009.

Income / (loss) from operations

Loss from operations was $2.2 million in the fourth quarter 2010, compared to an income from operations of $3.3 million in the fourth quarter 2009 due to the factors explained above.

Interest expense

Interest expense was $2.2 million in the fourth quarter 2010 and $0.4 million in the fourth quarter 2009. Interest expense in the fourth quarter 2010 included imputed interest of $1.7 million accrued for our $38.0 million principal amount of convertible notes, and of $0.4 million interest on short-term bank borrowings. In connection with our IPO closed in December 2010, $18.0 million of the $38.0 million convertible notes, together with accrued interest thereon, was converted into our ordinary shares. The interest expense in the fourth quarter 2009 was mainly interest of $0.4 million on short-term bank borrowings.

Income taxes

Income tax benefit was $0.5 million in the fourth quarter 2010 compared with an income tax benefit of $0.3 million in the fourth quarter 2009. The greater part of our business operations is in China. Our major profitable entities in China either benefited from reduced income tax rates or were otherwise not subject to income tax in the periods reported. The income tax expenses of the profitable entities were offset by the tax credits of other loss making entities which deferred tax assets benefit has been recognized.

Net income

Net loss in the fourth quarter 2010 was $3.9 million, compared to a net income of $3.3 million in the fourth quarter 2009. The change was due to the factors explained above.

Our non-GAAP net income(1) increased $3.4 million or 61.2% to $8.9 million in the fourth quarter 2010 from $5.5 million in the fourth quarter 2009. For a reconciliation of our non-GAAP net income to our U.S. GAAP net income (loss), please see the related explanation below and the reconciliation table at the end of this earnings release.

Earnings per share

Basic EPS was a loss of $0.02 in the fourth quarter 2010 and $0.01 in the fourth quarter 2009. Non-GAAP basic EPS was $0.04 in the fourth quarter 2010 and $0.03 in the fourth quarter 2009.

Diluted EPS was a loss of $0.02 in the fourth quarter 2010 and $0.01 in the fourth quarter 2009. Non-GAAP diluted EPS was $0.02 in the fourth quarter 2010 and $0.01 in the fourth quarter 2009. Please refer to detail description of non-GAAP diluted EPS and reconciliation to the GAAP measure in the table at the end of this earnings release.

Cash and Cash Flow

As of December 31, 2010, we had a cash balance, including restricted cash, of $184.0 million. Our net cash provided by operating activities in the fourth quarter 2010 was $12.4 million. Our net cash used in investing activities in the fourth quarter 2010 was $0.9 million including capital expenditures of $1.2 million. Our net cash provided by financing activities in the fourth quarter 2010 was $128.3 million including $125.1 million of net IPO proceeds after deduction of issuance cost such as underwriter’s commission and professional services fees, among other things.

On December 14, 2010, the Company successfully completed its initial public offering at New York Stock Exchange. The company issued 7,322,223 ADSs through primary offering and 1,625,000 ADSs through over-allotments to underwriters. The company also issued $20 million worth of ordinary shares to a private investor. The public offering price was set at $13 per ADS and the price of issuance to private investor was set at $1.3 per ordinary share. Total proceeds from the offering were $136.3 million, from which we paid $11.2 million of commission to underwriters and professional services fees, among other things in the fourth quarter 2010.

Days sales outstanding (“DSO”) was calculated by dividing average accounts receivable, net of deferred revenues, by the period’s gross revenues before business tax, and multiplying by the number of days in the period. DSO was 135 days for the fourth quarter 2010 compared to 122 days for the fourth quarter 2009. The relatively longer DSO was consistent with (1) our growth in revenue from large blue-chip China customers and the normal collection cycle is typically longer than global clients and (2) our growth in revenue from fixed-price basis projects which collection cycle is longer than time-and-expense basis projects.

Results of operations for the year 2010

Net revenues

Net revenues increased $62.6 million or 46.6% to $197.0 million in year 2010 from $134.4 million in 2009. The increase reflects organic growth from existing and new clients in every targeted industry both globally and in China.

Net revenues by service line

The following table sets forth our net revenues by service line for the periods presented:

In USD’000, except %	2009	%	2010	%
IT services
ADM	42,792	31.9%	61,824	31.4%
R&D	41,293	30.7%	66,818	33.9%
Infrastructure and software	2,060	1.5%	6,230	3.2%

IT services total	86,145	64.1%	134,872	68.5%
Consulting & Solutions	44,460	33.1%	54,327	27.6%
BPO services	3,782	2.8%	7,776	3.9%

Total net revenue	134,387	100.0%	196,975	100.0%

Net revenues from IT Services increased $48.7 million or 56.6% to $134.9 million in 2010 from $86.1 million in 2009. Net revenues from Consulting & Solutions increased $9.9 million or 22.2% to $54.3 million in 2010 from $44.5 million in 2009. Net revenues from BPO services increased $4.0 million or 105.6% to $7.8 million in 2010 from $3.8 million in 2009.

Net revenues by geographic markets

The following table sets forth our net revenues by geographic markets for the periods presented:

In USD’000, except %	2009	%	2010	%
Greater China	77,392	57.6%	110,077	55.9%
Global:
United States	37,047	27.5%	53,588	27.1%
Europe	6,700	5.0%	12,742	6.5%
Japan	12,716	9.5%	20,409	10.4%
Others	532	0.4%	159	0.1%

Global total	56,995	42.4%	86,898	44.1%

Total net revenue	134,387	100.0%	196,975	100.0%

We have experienced balanced growth across our geographic markets. Our net revenues from Greater China clients increased $32.7 million or 42.2% to $110.1 million in 2010 from $77.4 million in 2009. Net revenues from Global clients increased $29.9 million or 52.5% to $86.9 million in 2010 from $57.0 million in 2009.

Net revenues by client industry

The following table sets forth our net revenues by client industry for the periods presented:

In USD’000, except %	2009	%	2010	%
Technology	53,744	40.0%	65,172	33.1%
Communication	43,810	32.5%	75,720	38.3%
BFSI	19,199	14.3%	33,592	17.1%
Energy, transportation and public	13,530	10.1%	12,508	6.4%
Others	4,104	3.1%	9,983	5.1%

Total net revenue	134,387	100.0%	196,975	100.0%

Net revenues from technology clients increased $11.4 million or 21.3% to $65.2 million in 2010 from $53.7 million in 2009. Net revenues from communications clients increased $31.9 million or 72.8% to $75.7 million in 2010 from $43.8 million in 2009. Net revenues from banking, financial services and insurance clients increased $14.4 million or 75.0% to $33.6 million in 2010 from $19.2 million in 2009. Net revenues from energy, transportation and public sector clients decreased $1.0 million or 7.6% to $12.5 million in 2010 from $13.5 million in 2009.

Net revenues by key clients

Net revenue from our top five clients totaled $90.8 million or 46.1% of total net revenue in 2010, compared to $62.1 million or 46.2% in 2009.

Net revenues by pricing method

The following table sets forth our net revenues by pricing method for the periods presented:

In USD’000, except %	2009	%	2010	%
Time-and-expense basis	73,963	55.1%	79,366	40.3%
Fixed-price basis	57,678	42.9%	115,835	58.8%
Volume basis (BPO)	2,746	2.0%	1,774	0.9%

Total net revenue	134,387	100.0%	196,975	100.0%

Net revenues from time-and-expenses basis projects increased $5.4 million or 7.3% to $79.4 million in the 2010 from $74.0 million in 2009. Net revenues from fixed-price basis projects increased $58.2 million or 100.8% to $115.8 million in 2010 from $57.7 million in 2009. Net revenues from volume basis projects decreased $1.0 million or 35.4% to $1.8 million in 2010 from $2.7 million in 2009.

Cost of revenues, gross profit and gross profit margin

Cost of revenues increased $37.3 million or 42.2% to $125.7 million in 2010 from $88.4 million in 2009 primarily due to service delivery employees added to enable and match the growth of our business.

Gross profit increased $25.3 million or 55.0% to $71.3 million in 2010 from $46.0 million in 2009. Gross profit margin increased to 36.2% in 2010 from 34.2% in 2009 primarily due to changes in our service mix and improvement in efficiency and leverage of government support resulting in lower salary and compensation expenses as a percentage of net revenue, partly offset by pricing pressures for some of our large IT services clients.

Operating expenses

Operating expenses increased $24.5 million or 59.7% to $65.6 million in 2010 from $41.1 million in 2009 primarily due to increase of salary and compensation expenses as a result of our continuous investment in management capacity, sales force to support the growth of revenue and research and development activities.

Change in fair value of conversion feature and return rate reset feature of convertible notes

In December 2009 and April 2010, the company issued Series C convertible notes to various holders. Certain terms of our issued convertible notes were determined as embedded derivatives and were carried at fair value in accordance with relevant GAAP. The changes of fair value of these embedded derivatives are recognized in our consolidated statement of operations. The change in fair value of such derivatives embedded in the convertible notes was an expense of $8.4 million in 2010. There was no such an expense in 2009.

Income from operations

Income from operations decreased $7.0 million or 78.6% to $1.9 million in 2010 from $8.9 million in 2009 due to the factors explained above.

Interest expense

Interest expense was $5.7 million in 2010 and $0.9 million in 2009. Interest expense in 2010 included imputed interest of $4.4 million accrued for our $38.0 million principal amount of convertible notes, and of $1.3 million interest on short-term bank borrowings. The imputed interest accrued for convertible notes may not result in a cash payment if the convertible note holders exercise their conversion right. In connection with our IPO closed in December 2010, $18.0 million of the $38.0 million convertible notes, together with accrued interest thereon, was converted into our ordinary shares. The interest expense in 2009 was mainly interest of $0.9 million on short-term bank borrowings.

Income taxes

Income tax benefit was $0.3 million in 2010 compared with an income tax benefit of $0.8 million in 2009. The greater part of our business operations are in China. Our major profitable entities in China either benefited from reduced income tax rates or were otherwise not subject to income tax in the periods reported. The income tax expenses of the profitable entities were offset by the tax credits of other loss making entities which deferred tax assets benefit has been recognized.

Net income

Net loss in 2010 was $3.6 million, compared to a net income of $9.0 million in 2009. The change was due to the factors explained above.

Our non-GAAP net income(1) increased $6.2 million or 46.3% to $19.6 million in 2010 from $13.4 million in 2009. For a reconciliation of our non-GAAP net income to our U.S. GAAP net income (loss), please see the related explanation below and the reconciliation table at the end of this earnings release.

Earnings per share

Basic EPS was a loss of $0.05 in 2010 and an income of $0.01 in 2009. Non-GAAP basic EPS was an income of $0.11 in 2010 and $0.08 in 2009.

Diluted EPS was a loss of $0.05 in 2010 and an income of $0.01 in 2009. Non-GAAP diluted EPS was an income of $0.04 in 2010 and $0.03 in 2009. Please refer to detail description of non-GAAP diluted EPS and reconciliation to the GAAP measure in the table at the end of this earnings release.

Cash and Cash Flow

Our net cash provided by operating activities in 2010 was $1.5 million. Our net cash used in investing activities in 2010 was $17.0 million including capital expenditures of $11.7 million. Our net cash provided by financing activities in 2010 was $139.8 million including $125.1 million of net IPO proceeds after deduction of underwriter’s commission and payment for issuance costs.

DSO was 145 days for 2010 compared to 119 days for 2009. The relatively longer DSO was consistent with (1) our growth in revenue from large blue-chip China customers and the normal collection cycle that is typically longer than global clients and (2) our growth in revenue from fixed-price basis projects which collection cycle is longer than time-and-expense basis projects.

Recent developments

Conversion of outstanding convertible notes

On March 3, 2011, the holders of our remaining outstanding convertible notes agreed to convert all the outstanding $20 million convertible notes plus accrued interest into 20,406,720 of our ordinary shares. According to contract term, the conversion prices were $0.97 for the $15 million convertible notes issued in December 2009 and $1.07 for the $5 million convertible notes issued in April 2010. After the completion of the conversion, there will be no impacts on the statement of operations from the change in fair value of return rate reset feature and conversion feature of the convertible notes and interest expenses of the convertible notes.

Outlook for the first quarter of 2011 and full year 2011

For the first quarter 2011, iSoftStone expects the following measures to be within the ranges shown.

•	Net revenues for the first quarter 2011: $54 million to $55 million.

•	Net income for the first quarter 2011 to be approximately $1 million.

•	Non-GAAP Net income for the first quarter 2011 to be approximately $5 million.

•	Non-GAAP diluted EPS for the first quarter 2011 to be approximately $0.01, assuming 605 million total average shares will be outstanding in the first quarter.

For the year 2011, iSoftstone expects the following measures to be within the ranges shown.

•	Net revenues for 2011: $260 million to $275 million.

•	Net income for 2011: $15.5 million to $17.5 million.

•	Non-GAAP net income for 2011: $32.5 million to $34.5 million.

•	Non-GAAP diluted EPS for 2011: $0.05 to $0.06, assuming 621 million total average shares will be outstanding in 2011.

Non-GAAP measures

To supplement our financial results presented in accordance with U.S. GAAP, we use various non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation, amortization of intangible assets from acquisitions, interest expense of convertible notes, changes in fair value of the return rate feature and conversion features of our convertible notes, changes in fair value of contingent consideration in business combinations and gain on bargain purchase of a business. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Conference Call on March 3, 2011

iSoftStone will host an earnings conference call and live webcast covering its year 2010 financial results at 5:00 p.m. Eastern Standard Time (New York) on March 3, 2011 (which is also 6:00 a.m. in Beijing and Hong Kong on March 4).

The dial-in details for the live conference call are:

U.S. toll-free	1 866 362 4666

U.S. toll / International dial-in	1 617 597 5313

Mainland China toll-free	10 800 152 1490 (China North)

10 800 130 0399 (China South)

Participant pass code	ISS

A live and archived webcast of the conference call will be available on the Investors section of iSoftStone’s website at www.isoftstone.com. To join the webcast, please go to iSoftStone’s website at least 15 minutes prior to the start of the call to register and download and install any necessary audio software.

A telephone replay of the call will be available two hours after the conclusion of the conference call through 5:00 p.m. EST on March 17, 2010. The dial-in details for the replay are as follows: U.S. toll-free at 1 888 286 8010, international dial-in at 1 617 801 6888, and the replay pass code for both is 2944 9292.

Safe harbor statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include our preliminary unaudited results for the fourth quarter and full year 2010, our financial outlook for the first quarter and full year 2011, the benefits of our IPO (including enhanced branding and an increased access to capital and ability to attract, train and retain talent) and our plans to grow our business (including plans to grow our business organically and possibly through strategic alliances and M&A activities).

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter and full year 2010 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the first quarter and full year 2011 and may be unable to realize the anticipated IPO benefits, expand our service offerings (including through strategic partnerships or possible M&A activities), or otherwise grow our business in the manner planned. We may also change our strategy for how to grow our business. In addition, other risks and uncertainties that could cause our actual results to differ from what we currently anticipate include: our ability to effectively manage our rapid growth; intense competition from China-based and international IT services companies; our ability to attract and retain sufficiently trained professionals to support our operations; and our ability to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology and in our selected industries. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 15 of Form 424(b) that we filed with the U.S. Securities and Exchange Commission on December 14, 2010, which can be found on our website at www.isoftstone.com or at www.sec.gov.

All projections (including our 2011 financial outlook) in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this news release, except as required by law. Such information speaks only as of the date of this release.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors. iSoftStone was certified CMMI Level 5 in 2006 and is certified ISO 9001 and ISO 27001.

iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010.

For more information, please visit www.isoftstone.com.

iSoftStone Holdings Limited

Mr. Jonathan Zhang

Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers, +86-139-1141-3520

tmyers@christensenir.com

Ms. Kathy Li, +1-480-614-3036

kli@christensenir.com

Source: iSoftStone Holdings Limited

Note (1)

Our non-GAAP net income and non-GAAP diluted EPS exclude share-based compensation, interest expense of convertible notes, change in fair value of the return rate reset feature and conversion feature of convertible notes, changes in fair value of contingent consideration in connection with business combination, amortization of intangible assets from acquisitions and gain on bargain purchase of a business.

iSoftstone Holding Limited

Condensed Consolidated Balance Sheets

(US dollars in thousands)

	December 31, 2009 (Audited)	December 31, 2010 (Unaudited)

Cash	55,138	181,080
Restricted Cash	1,109	2,873
Accounts receivable, net of allowance	69,094	102,098
Other current assets	7,076	11,325

Total current assets	132,417	297,376
Property and equipment	10,785	17,900
Intangible assets	3,324	5,618
Goodwill	13,186	19,371
Other non-current assets	2,467	2,766

Total assets	162,179	343,031

Accounts payable	7,416	12,916
Deferred revenue	4,103	5,716
Short term borrowings	27,836	37,275
Other current liabilities	21,719	31,030

Total current liabilities	61,074	86,937
Convertible notes	28,865	29,415
Other non-current liabilities	996	1,249

Total liabilities	90,935	117,601
Series B convertible redeemable preference shares	52,159	—
Shareholder’s equity	18,590	224,424
Noncontrolling interest	495	1,006

Total liabilities, series B convertible redeemable preference shares and equity	162,179	343,031

iSoftstone Holding Limited

Condensed Consolidated Statement of Operations

(US dollars in thousands, except earnings per share data)

	Three-month periods ended December, 31		For the year ended December 31,
	2009 (Unaudited)	2010 (Unaudited)	2009 (Audited)	2010 (Unaudited)

Revenue	45,237	62,915	137,206	200,783
Business tax	(882)	(1,138)	(2,819)	(3,808)

Net revenue	44,355	61,777	134,387	196,975
Cost of revenue	(28,806)	(38,355)	(88,391)	(125,689)

Gross profit	15,549	23,422	45,996	71,286
Operating expenses:
General and administrative expenses	(9,172)	(11,312)	(26,654)	(44,277)
Selling and marketing expenses	(3,718)	(5,983)	(13,205)	(17,468)
Research and development expenses	(579)	(1,335)	(1,222)	(3,852)

Total operating expenses	(13,469)	(18,630)	(41,081)	(65,597)
Change in fair value of contingent consideration in connection with business combination	(3)	(203)	(3)	28
Change in fair value of return rate reset feature and conversion feature of convertible notes	—	(7,400)	—	(8,428)
Other income, net	192	237	981	262
Government subsidies	1,070	359	2,999	3,269
Gain on deconsolidation of Wuxi iCarnegie	—	—	—	1,079

Income (loss) from operations	3,339	(2,215)	8,892	1,899
Interest income	28	82	138	180
Interest expense	(356)	(2,161)	(878)	(5,742)
Gain on bargain purchase of a business	—	—	66	—

Income before provision for income taxes and loss in equity method investments, net of income taxes	3,011	(4,294)	8,218	(3,663)
Income taxes benefit (expense)	305	459	823	288

Income after income tax before loss in equity method investments, net of income taxes	3,316	(3,835)	9,041	(3,375)
Loss in equity method investments, net of income taxes	(2)	(57)	(13)	(245)

Net income / (loss)	3,314	(3,892)	9,028	(3,620)

Earnings per share (In USD)
Basic	0.01	(0.02)	0.01	(0.05)
Diluted	0.01	(0.02)	0.01	(0.05)

Weighted average shares (in ‘000)
Basic	130,204	192,086	125,106	149,341
Diluted	143,642	192,086	131,892	149,341

iSoftstone Holding Limited

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except earnings per share data)

Reconciliation of net income / (loss) to Non-GAAP net income

	Three-month periods ended December, 31,		For the year ended December 31,
	2009 (Unaudited)	2010 (Unaudited)	2009 (Unaudited)	2010 (Unaudited)

Net income / (loss) (GAAP measures)	3,314	(3,892)	9,028	(3,620)

Reconciliation items
Share-based compensation	1,623	2,729	2,350	8,546
Amortization of intangible assets from acquisitions	505	696	2,015	1,854
Interest expenses of convertible notes	63	1,741	63	4,418
Change in fair value of the return rate reset feature of convertible notes	—	1,337	—	2,365
Change in fair value of conversion feature of convertible notes	—	6,063	—	6,063
Change in fair value of contingent consideration in connection with business combinations	3	203	3	(28)
Gain on bargain purchase of a business	—	—	(66)	—

Net income (Non-GAAP measures)	5,508	8,877	13,393	19,598

Reconciliation of diluted EPS to Non-GAAP diluted EPS

	Three month period ended December, 31 2009				Three month period ended December 31, 2010
	GAAP measures	Adjustments		Non-GAAP measures	GAAP measures	Adjustments		Non-GAAP measures
Weighted average ordinary shares outstanding used in computing diluted EPS (In ‘000)	143,642	264,166	(a)	407,808	192,086	302,026	(b)	494,112
Diluted EPS (In USD)	0.01			0.01	(0.02)			0.02

Note:

(a)	The adjustments represent addition of impact of series A convertible preference shares (“Series A”) and series B convertible redeemable preference shares (“Series B)” assumed to have been converted into ordinary shares at the beginning of the period.

(b)	The adjustments mainly represent (i) addition of impact of Series A and Series B assumed to have been converted into ordinary shares at the beginning of the period; (ii) addition of impact of convertible notes assumed to have been converted into ordinary shares at the beginning of the period (or at time of issuance, if later); (iii) addition of impact of share options and nonvested shares assumed to have been exercised at the beginning of the period (or at time of issuance, if later).

	For the year ended December 31, 2009				For the year ended December 31, 2010
	GAAP measures	Adjustments		Non-GAAP measures	GAAP measures	Adjustments		Non-GAAP measures
Weighted average ordinary shares outstanding used in computing diluted EPS (In ‘000)	131,892	264,167	(c)	396,059	149,341	316,514	(d)	465,855
Diluted EPS (In USD)	0.01			0.03	(0.05)			0.04

Notes:

(c)	The adjustments represent addition of impact of Series A and Series B assumed to have been converted into ordinary shares at the beginning of the period.

(d)	The adjustments mainly represent (i) addition of impact of Series A and Series B assumed to have been converted into ordinary shares at the beginning of the period; (ii) addition of impact of convertible notes assumed to have been converted into ordinary shares at the beginning of the period (or at time of issuance, if later); (iii) addition of impact of share options and nonvested shares assumed to have been exercised at the beginning of the period (or at time of issuance, if later).